FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of September, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






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       THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

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If you are in any doubt about the contents of this  circular or as to the action you should take, you should seek your own personal financial advice immediately from your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all of your holding of HSBC Ordinary Shares, please pass this circular as soon as possible to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular. The ordinary shares of HSBC trade under stock code 5 on The Stock Exchange of Hong Kong Limited.
--------------------------------------------------------------------------------




                                 HSBC Holdings plc
(Incorporated and registered in England and Wales with registered number 617987)



                           DISCLOSEABLE TRANSACTION CIRCULAR

         relating to the agreement to acquire a majority shareholding in

                                 KOREA EXCHANGE BANK

                          by a wholly owned subsidiary of

                                  HSBC Holdings plc




--------------------------------------------------------------------------------








                                                               21 September 2007



                                       Contents

Definitions.................................................................. 1

Directors and Group Company Secretary........................................ 3

Letter from the Group Chairman of HSBC....................................... 4

Appendix - General Information............................................... 9



                                    Definitions

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:


"Acquisition"                        the purchase of the KEB Shares by HSBC Asia

"Acquisition Agreement"              the sale and  purchase  agreement  dated 3 September  2007  between  HSBC Asia and Lone Star relating to the KEB Shares

"Announcement"                       the  discloseable  transaction  announcement  dated 3 September 2007 released by the Company relating to the Acquisition

"Board"                              the board of directors of the Company

"Company" or "HSBC"                  HSBC Holdings plc, a company incorporated in England and Wales with limited liability

"Director(s)"                        the director(s) of the Company

"FSC"                                Financial Supervisory Commission of Korea

"FTC"                                Fair Trade Commission of Korea

"Hong Kong"                          Hong Kong Special Administrative Region of the People's Republic of China

"Hong Kong Listing Rules"            The Rules Governing the Listing of Securities on the Stock Exchange

"HSBC Asia"                          HSBC Asia Pacific Holdings (UK) Limited

"HSBC Group"                         the Company and its subsidiaries

"HSBC Ordinary Shares" or            ordinary shares of US$0.50 each in the capital of the Company from time to time
"Ordinary Shares"
"IFRS"                               International Financial Reporting Standards

"KEB"                                Korea Exchange Bank

"KEB Group"                          KEB and its subsidiaries

"KEB Shares"                         329,042,672 shares in KEB owned by Lone Star

"KEXIM"                              The Export-Import Bank of Korea

"Korea"                              the Republic of Korea

"Korean GAAP"                        generally accepted accounting principles in Korea

"KRW" or "Korean Won"                Korean won, the lawful currency of Korea

"KRX"                                the Korea Exchange

"Latest Practicable Date"            18 September 2007, being the latest  practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular

"Lone Star"                          LSF-KEB Holdings SCA

"SFO"                                Securities and Futures Ordinance (Cap. 571)

"Shareholders"                       shareholders of the Company

"Stock Exchange"                     The Stock Exchange of Hong Kong Limited

"UK"                                 the United Kingdom

"US"                                 the United States of America

"US$" or "US Dollar"                 US dollars, the lawful currency of the United States of America

"GBP"                                pounds sterling, the lawful currency of the United Kingdom




Notes:

In this circular:

(i) Figures in KRW have been translated into US$ at the rate of KRW939.9 = US$1 and figures in US$ have been translated into KRW at the rate of US$1 = KRW939.9 for indication purposes only.

(ii) The financial figures for KEB for the years ended 31 December 2006 and 2005 have been extracted from the relevant audited accounts for KEB which were prepared on a consolidated basis.
         The financial figures for KEB for the six months to 30 June 2007 have been extracted from the relevant unaudited interim accounts for KEB which were prepared on a non-consolidated basis.





                           Directors and Group Company Secretary

Directors                         S K Green                                     (Group Chairman)
                                  The Baroness Dunn                             (Deputy Chairman, Non-executive Director)
                                  Sir Brian Moffat                              (Deputy Chairman, Non-executive Director)
                                  M F Geoghegan                                 (Group Chief Executive)
                                  Lord Butler                                   (Non-executive Director)
                                  J D Coombe                                    (Non-executive Director)*
                                  R A Fairhead                                  (Non-executive Director)*
                                  D J Flint                                     (Group Finance Director)
                                  W K L Fung                                    (Non-executive Director)
                                  J W J Hughes-Hallett                          (Non-executive Director)*
                                  Sir Mark Moody-Stuart                         (Non-executive Director)*
                                  G Morgan                                      (Non-executive Director)*
                                  S W Newton                                    (Non-executive Director)*
                                  S M Robertson                                 (Non-executive Director)*
                                  Sir Brian Williamson                          (Non-executive Director)*
                                  * Denotes independent Non-executive Director

Group Company Secretary           R G Barber

                                  All of 8 Canada Square, London E14 5HQ, United Kingdom







                      Letter from the Group Chairman of HSBC



                                                              21 September 2007

Dear Shareholder


                     Agreement to acquire a majority shareholding in
                                 Korea Exchange Bank



INTRODUCTION

On 3 September 2007, we announced that HSBC, through its indirect, wholly owned subsidiary, HSBC Asia, had agreed to acquire 51.02 per cent of the issued share capital of KEB, the sixth largest bank in Korea.

The shares will be acquired from Lone Star, a holding company owned by Lone Star Fund IV (US) LP and Lone Star Fund IV (Bermuda) LP. As stated in the Announcement, the purchase price is KRW3,400 billion plus US$2,700 million amounting in total to the equivalent of approximately US$6,317 million, payable in cash, assuming the Acquisition is completed on or before 31 January 2008.

The Acquisition is subject to a number of conditions including the receipt of applicable governmental and regulatory approvals, particularly in Korea from the FSC and the FTC. In the event that the Acquisition is completed after 31 January 2008, the purchase price will be increased by US$133 million, also payable in cash.

Under a shareholders' agreement with Lone Star, KEXIM is entitled to require HSBC Asia to purchase, on substantially the same terms, part or all of its shareholding in KEB (KEXIM's entire shareholding represents a further 6.25 per cent of the issued share capital of KEB).

The Company does not intend to make a tender offer to KEB's remaining shareholders and, following completion of the Acquisition, KEB will remain a company listed on the KRX.

The purpose of this circular, which is being issued in order to conform with the Hong Kong Listing Rules, is to provide you with further information in relation to the Acquisition Agreement and the Acquisition.

ACQUISITION AGREEMENT

Under an agreement entered into on 3 September 2007 with Lone Star, HSBC Asia has conditionally agreed to purchase the KEB Shares, representing 51.02 per cent of the issued share capital of KEB, from Lone Star.



Conditions and termination right

The Acquisition is conditional upon the satisfaction or waiver of certain conditions on or before 30 April 2008 including (but not limited to):

* KEB, HSBC Asia and other relevant members of the HSBC Group having received all necessary governmental and regulatory approvals, particularly in Korea (and none of the approvals being granted subject to any conditions having adverse effect)

* no adverse effect having occurred in relation to KEB's business, assets, operations or liabilities that is material to the KEB Group taken as a whole (excluding the effects of changes in general economic, financial, political, regulatory or market conditions applicable to similar businesses in Korea)

* certain specified actions in relation to KEB not occurring without the prior consent of HSBC Asia

* no material business restriction or suspension having been imposed on KEB as a result of the ongoing litigation in relation to the merger of the KEB Card business with KEB in 2004.

Within Korea, applications for approval will be made to the FSC and the FTC. In the event that the formal application for approval has not been submitted to the FSC on or before 31 January 2008, Lone Star has the right to terminate the Acquisition Agreement.

Further due diligence

Under the Acquisition Agreement, HSBC Asia has the right to conduct further due diligence on KEB in a period of 40 days following signing of the Acquisition Agreement, which may be extended by a further seven days in certain circumstances. HSBC Asia is then entitled, within five days of the end of that period, to notify Lone Star that it does not wish to proceed with the Acquisition in which case the Acquisition Agreement will terminate.

Consideration

The consideration for the KEB Shares is KRW3,400 billion plus US$2,700 million amounting in total to the equivalent of approximately US$6,317 million, equivalent to KRW18,045 (US$19.20) per share, payable in cash, assuming the Acquisition is completed on or before 31 January 2008. In the event that completion has not taken place on or before 31 January 2008, HSBC Asia will pay a further US$133 million, equivalent to KRW380 (US$0.40) per share. The Acquisition Agreement is conditional on completion taking place on or before 30 April 2008. Settlement on completion will be made in cash in US Dollars, with the Korean Won element of the consideration translated into US Dollars at the then current exchange rate.

The consideration expressed in KRW at KRW18,045 per share represents a premium of 21.5 per cent to the share price as at 31 August 2007 of KRW14,850 per share, a 26.8 per cent premium to the 10-day average trading price to 31 August 2007 of KRW14,230 per share, a 29.0 per cent premium to the 30-day average trading price to 31 August 2007 of KRW13,990 per share and a multiple of KEB's stated book value at 30 June 2007 of 1.83 times.

The consideration payable will be offset by any dividends in respect of the KEB Shares paid by KEB by reference to a record date which is prior to the registration of HSBC Asia as a shareholder entitled to any such dividend.

The consideration was arrived at after arm's length negotiations between the parties. HSBC was advised by HSBC Corporate, Investment Banking and Markets and UBS AG acting through its business group, UBS Investment Bank. The Directors believe the terms of the transaction are fair and reasonable and in the interests of Shareholders as a whole.

The Acquisition will be financed from the HSBC Group's own resources. Following completion, KEB will be accounted for as a subsidiary in HSBC's consolidated financial statements.

Guarantee

HSBC Asia will have the benefit of a guarantee from Lone Star Fund IV (US) LP and Lone Star Fund IV (Bermuda) LP guaranteeing the financial obligations of Lone Star under the Acquisition Agreement.

KEXIM

KEXIM also owns 40,314,387 shares in KEB and, under the terms on which Lone Star originally invested in KEB, KEXIM has the right to require any purchaser of Lone Star's KEB Shares to acquire part or all of its shares in KEB on substantially the same terms. If this right is exercised in respect of all of KEXIM's shares in KEB, it would involve the payment by HSBC Asia of KRW727 billion (US$774 million) to KEXIM, assuming that completion takes place on or before 31 January 2008 and the consideration is set in Korean Won. If completion takes place after 31 January 2008, there will be a corresponding increase in the amount payable to KEXIM in line with the additional payment to Lone Star. Such purchase, if KEXIM exercises its right, would be conditional on, and completed at the same time as, completion of the purchase of Lone Star's KEB Shares.

Management and operations

Following completion and subject to relevant approvals, HSBC Asia will be entitled to nominate a majority of directors to the board of KEB including KEB's Chairman and Chief Executive and certain other officers. The KEB name will be retained with consideration being given to the addition, in a suitable form, of reference to KEB being a member of the HSBC Group to reflect its majority shareholding.

INFORMATION ON KEB

KEB has over 5.4 million deposit customers and is the sixth largest bank in Korea, as measured by total assets at 30 June 2007. It has over 350 branches and a presence in 18 countries, making it Korea's leading international bank.

At 30 June 2007, KEB's total assets were KRW73.5 trillion (US$78.2 billion) with shareholders' equity of KRW6.3 trillion (US$6.7 billion). In the year ended 31 December 2006, KEB generated pre-tax profits of KRW1,482 billion (US$1,577 million) (2005: KRW1,654 billion (US$1,760 million)) and net income of KRW1,006 billion (US$1,070 million) (2005: KRW1,934 billion (US$2,058 million)). Net income in the six months to 30 June 2007 was KRW516 billion (US$549 million). These results were prepared in accordance with Korean GAAP.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The HSBC Group is one of the world's largest banking and financial services organisations with an unparalleled international network across 83 countries and territories. The Acquisition accords with HSBC's stated strategy of targeting investment at high growth markets with international connections and will further enhance the HSBC Group's footprint in the Asia-Pacific region.

HSBC believes that KEB would benefit from having a long-term, and internationally focused, strategic shareholder which would enable it to enhance future growth prospects. KEB has particular strengths in trade finance and foreign exchange, complementing the HSBC Group's global capabilities in these areas. The HSBC Group would also offer KEB the opportunity to add to the range of services it offers in other areas, from personal finance and credit cards to building deeper commercial and corporate relationships.

The importance of, and role played by, KEB in Korean international business, when linked with the HSBC Group's broader global network will provide the leading platform to serve Korea's businesses and people internationally.

As a bank with a long history in Korea, and as the prospective majority shareholder in one of the nation's largest financial institutions, the HSBC Group intends to make a full contribution to the further development of the financial services industry in Korea.

KEB's listing on the KRX will provide a continuing opportunity for Korean investors to participate in KEB's future.


FINANCIAL IMPACT OF THE ACQUISITION ON HSBC

HSBC prepares its consolidated financial statements in accordance with IFRS as endorsed by the European Union. Following completion of the Acquisition, HSBC will make certain IFRS and fair value adjustments in respect of the KEB balance sheet that will be included in HSBC's consolidated financial statements.

The Acquisition is to be financed from the HSBC Group's own resources. After deducting for the cash consideration paid, total assets and total liabilities for the HSBC Group will increase by the amount of total assets and liabilities of the KEB Group respectively as adjusted for IFRS and fair value adjustments and goodwill arising on consolidation. The minority interest recorded in the HSBC Group's total equity will increase to reflect the shareholding in KEB not owned by the HSBC Group. At 30 June 2007, KEB's total assets were KRW73.5 trillion (US$78.2 billion) as reported under Korean GAAP.

Based on HSBC's forecasts for the KEB Group as a member of the HSBC Group, the acquisition is expected to be earnings per share accretive in its first full year of operations within the HSBC Group.

GENERAL INFORMATION

HSBC Holdings plc

Headquartered in London, the HSBC Group is one of the largest banking and financial services organisations in the world. Its international network comprises some 10,000 properties in 83 countries and territories in Europe; Hong Kong; rest of Asia-Pacific, including the Middle East and Africa; North America and Latin America. With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC are held by about 200,000 Shareholders in over 100 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares. The HSBC Group provides a comprehensive range of financial services to more than 125 million customers through four customer groups and global businesses: Personal Financial Services (including consumer finance); Commercial Banking; Corporate, Investment Banking and Markets; and Private Banking.

The Hongkong and Shanghai Banking Corporation Limited is an indirect, wholly owned subsidiary of the Company. HSBC Asia is a wholly owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited.

Lone Star

Lone Star is a Belgian incorporated holding company which holds the KEB Shares. It is controlled by the general partner of Lone Star Fund IV (US) LP, and its ultimate investors include the investors in Lone Star Fund IV (US) LP and other institutional investors. Lone Star Funds is a family of private investment limited partnerships established to facilitate investment by a group of investors into financial and other assets.

KEXIM

KEXIM is an official export credit agency owned by the Korean government providing comprehensive export credit and guarantee programmes to support Korean enterprises in conducting overseas business.


Miscellaneous

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, both (a) Lone Star and its ultimate beneficial owners and (b) KEXIM and its ultimate beneficial owners are third parties independent of HSBC and its connected persons (as defined under the Hong Kong Listing Rules).

ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully




S K Green
Group Chairman





                            Appendix - General Information


1.       RESPONSIBILITY STATEMENT

       This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.     DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

       According to the register of Directors' interests maintained by HSBC pursuant to section 352 of the SFO of Hong Kong, the Directors had the following interests at the Latest Practicable Date, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associates:



       HSBC Ordinary Shares

                             Beneficial          Child                                                                Percentage of
                                  owner       under 18      Controlled                Jointly with         Total    Ordinary Shares
                                             or spouse     corporation     Trustee  another person  interests(1)           in issue


       J D Coombe                12,408              -               -    33,799(2)              -        46,207               0.00
       Baroness Dunn            153,527              -               -    28,650(2)              -       182,177               0.00
       D J Flint                 82,643              -               -    29,032(3)              -       111,675               0.00
       W K L Fung               328,000              -               -            -              -       328,000               0.00
       M F Geoghegan            383,019              -               -            -              -       383,019               0.00
       S K Green                486,693              -               -            -         45,355       532,048               0.00
       J W J Hughes-Hallett           -              -               -   670,477(2)              -       670,477               0.01
       Sir Brian Moffat               -              -               -            -         17,613        17,613               0.00
       Sir Mark Moody-Stuart      5,000            840               -     5,000(2)              -        10,840               0.00
       G Morgan                  50,000              -               -            -              -        50,000               0.00
       S W Newton                 5,847              -          50,461            -              -        56,308               0.00
       S M Robertson              5,266              -               -    93,000(2)              -        98,266               0.00
       Sir Brian Williamson      22,942              -               -            -              -        22,942               0.00


       Notes:

       1 Details of executive Directors' other interests in HSBC Ordinary Shares arising from the HSBC Holdings Savings-Related Share Option Plan, the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan are set out below. As at the Latest Practicable Date, the aggregate interests under the SFO of D J Flint, M F Geoghegan and S K Green in HSBC Ordinary Shares (each of which represents less than 0.02 per cent of the shares in issue), including interests arising through employee share plans were:
           D J Flint - 868,984; M F Geoghegan - 1,496,522; and S K Green - 1,695,045.

       2   Non-beneficial.

       3   Non-beneficial interest in 9,678 HSBC Ordinary Shares.


       Options over HSBC Ordinary Shares

       As at the Latest Practicable Date, the following Directors have been granted, and have outstanding, options over HSBC Ordinary Shares under an all-employee share plan. The options were awarded for nil consideration and are exercisable at a 20 per cent discount to the average market value of HSBC Ordinary Shares on the five business days immediately preceding the invitation date. Options may be advanced to an earlier date in certain circumstances, e.g. retirement.


       HSBC Holdings Savings-Related Share Option Plan

                            Ordinary Shares                  Date of           Exercise        Exercisable              Exercisable
                               under option                    award          price (GBP)            from                    until

       D J Flint                       2,310              25 Apr 2007             7.0872        1 Aug 2012             31 Jan 2013

       S K Green                       3,070              23 Apr 2003             5.3496         1 Aug 2008             31 Jan 2009


       Under the SFO, the options are categorised as unlisted physically settled equity derivatives.




       HSBC Holdings Restricted Share Plan 2000


                                                                                                    Date of       Year in which
                                                 Awards of Ordinary Shares(1)                         award     awards may vest

       D J Flint                                                      134,885                    5 Mar 2003                2008

       M F Geoghegan                                                   62,948                    5 Mar 2003                2008

       S K Green                                                      134,885                    5 Mar 2003                2008


       Vesting of these awards is subject to the attainment of predetermined corporate performance conditions as set out in the Annual Report and Accounts 2006. Under the SFO, interests held through the HSBC Holdings Restricted Share Plan 2000 are categorised as the interests of a beneficiary of a trust.

       Note:
       1     Includes additional Ordinary Shares arising from scrip dividends.



       The HSBC Share Plan

                                                                                           Date of                    Year in which
                                                 Awards of Ordinary Shares(1)                award                  awards may vest

       D J Flint                                                      192,927          27 May 2005                             2008
                                                                      173,614           6 Mar 2006                             2009
                                                                      253,573           5 Mar 2007                             2010

       M F Geoghegan                                                  257,236          27 May 2005                             2008
                                                                      217,018           6 Mar 2006                             2009
                                                                      576,301           5 Mar 2007                             2010

       S K Green                                                      321,544          27 May 2005                             2008
                                                                      271,272           6 Mar 2006                             2009
                                                                      432,226           5 Mar 2007                             2010


       Vesting of these awards is subject to the attainment of predetermined corporate performance conditions as set out in the Annual Report and Accounts 2006. Under the SFO, interests held through The HSBC Share Plan are categorised as the interests of a beneficiary of a trust.

       Note:

       1       Includes additional Ordinary Shares arising from scrip dividends.


       M F Geoghegan has an interest as beneficial owner in 280,000 ordinary shares of HK$5.00 each in Hang Seng Bank Limited (representing less than 0.02 per cent of the shares in issue). S-K-Green has an interest as beneficial owner in EUR75,000 of HSBC Holdings plc 5-1/2 per cent Subordinated Notes 2009.

       As directors of HSBC France, S K Green and M F Geoghegan each have an interest as beneficial owner in one share of EUR5 in that company (representing less than 0.01 per cent of the shares in issue). These Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be directors of HSBC France.

       As a director of HSBC Private Banking Holdings (Suisse) SA, S K Green has an interest as beneficial owner in one share of CHF1,000 in that company (representing less than 0.01 per cent of the shares in issue). S K Green has waived his rights to receive dividends on the share and has undertaken to transfer the share to HSBC on ceasing to be a director of HSBC Private Banking Holdings (Suisse) SA.

       Save as disclosed above, none of the Directors had, as at the Latest Practicable Date, any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies adopted by the Company.

3.     SHAREHOLDERS' INTERESTS AND SHORT POSITIONS

       There are no interests or short positions in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO. So far as is known to any Director of the Company, as at the Latest Practicable Date, the following persons were interested in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the respective HSBC Group company:




                                                                                                       Percentage Interest in share
                                                                                                                         capital of
       Group Company                                             Shareholder                                          Group Company

       Almacenadora Hondurena S.A. (Almahsa)                     Rosa Rivera de Smith (Q.E.P.D.)                              17.69
       Cirflex SA                                                Adage SA                                                    13.736
                                                                 Banco de Inversion y Serv. Financieros                      16.556
       Financiere Ombelle                                        Prevoir Vie                                                     10
                                                                 Ste Groupe Guy Gendrot                                          10
       HSBC (Hellas) AEDAK                                       J V Vezanis                                                     27
       HSBC Alpha Funding (UK) Limited                           Pearwood LLC                                                29.975
       HSBC Amanah Takaful (Malaysia) Sdn Bhd                    Jerneh Asia Berhad                                              31
                                                                 Employees Provident Fund Board                                  20
       HSBC Bank Armenia cjsc                                    Wings Establishment                                             30
       HSBC Bank Georgia JSC                                     Wings Establishment                                             30
       HSBC Corporate Advisory (Malaysia) Sdn Bhd                Dato' Sulaiman bin Sujak                                        30
       HSBC Land Title Agency (USA) LLC                          Prime Land Services L.L.C.                                      45
       HSBC Middle East Finance Company Limited                  H H The Late Ruler of Dubai                                     20
       HSBC New York Life Seguros de Retiro                      New York Life International LLC                                 40
           (Argentina) S.A.
       HSBC New York Life Seguros de Vida                        New York Life International LLC                                 40
           (Argentina) S.A.
       HSBC Rose Funding (UK) Limited                            Bank of America NA                                          19.925
       HSBC Trinkaus & Burkhardt AG                              Landesbank Baden-Wurttemberg                                  20.3
       Kirk Management Limited                                   W.P. Stewart & Company Limited                                  40
       Maxima S.A. AFJP                                          New York Life International LLC                              39.99
       Primer Grupo Energetico                                   Banco General                                                   25
       PT HSBC Securities Indonesia                              P.T. Bogamulia Nagadi                                           15
       SNC Les Oliviers D'Antibes                                Societe Cristolienne De Participations                          40
       SNC Nuku-Hiva Bail                                        Caisse Federale du Credit Mutuel de Maine  Anjou et             20
                                                                 Basse Normandie
       Tower Investment Management                               International Finance Corp.                                     10
       Transacciones Hondurenas en Bolsa S.A.                    Rosa Rivera de Smith (Q.E.P.D.)                              17.69
           (Transbolsa)
       Way Chong Finance Limited                                 Dah Chong Hong, Limited                                      49.99



4.     COMPETING BUSINESS INTERESTS OF DIRECTORS

       None of the Directors or their respective associates had, as at the Latest Practicable Date, any interest in a business which competes, or is likely to compete either directly or indirectly, with the business of the Company and its subsidiaries.

5.     LITIGATION

       On 27 July 2007, the UK Office of Fair Trading issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank plc (a wholly owned subsidiary of HSBC), to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the "Charges). The proceedings were commenced with the agreement of all parties concerned. Proceedings are at a very early stage, and may (if appeals are pursued) take a number of years to conclude. A range of outcomes are possible, depending upon the High Court's assessment of each Charge across the period under review.
       HSBC Bank plc considers the Charges to be and to have been valid and enforceable, and intends strongly to defend its position. It is impossible at this stage to predict accurately the outcome of the litigation or whether the proceedings will have any financial impact and, if so, the size of that impact but on the basis of facts currently available and the advice received the financial impact on HSBC Bank plc and the Company is not considered to be material.

       Certain members of the HSBC Group are party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is regarded as material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions in aggregate because it is not practicable to do so.

6.     SERVICE CONTRACTS

       As at the Latest Practicable Date, save as disclosed below, none of the Directors has any existing or proposed service contract with any member of the HSBC Group which may not be terminated by the HSBC Group within one year without the payment of compensation (other than statutory compensation).

       S K Green is subject to a reciprocal 12-month notice period to terminate his employment. M F Geoghegan's contract is due to expire on 15 March 2009 unless terminated prior to such date by either party giving to the other 12 months' notice or extended by mutual agreement.

       Both contracts contain payment in lieu of notice (PILON) provisions which can be exercised at HSBC's discretion, such payment comprising an amount equal to 175 per cent of base salary (excluding all benefits) for the notice period. Under both contracts a pro-rated bonus is payable on termination of employment (other than where termination results from the Director's resignation, save where this occurs in the 12 months following a change of control of HSBC) in respect of the bonus year in which the employment terminates. The minimum pro-rated bonus payable will be calculated as the average of the annual discretionary cash bonuses (based on individual and Group performance) paid to the relevant Director in respect of the two bonus years prior to the year in which their employment terminates.

       D J Flint is entitled to receive 12 months' notice to terminate his employment and is required to give nine months' notice. Mr Flint's contract contains a PILON provision which can be exercised at HSBC's discretion, such payment comprising an amount equal to base salary and pension contributions (excluding bonus and other benefits) for the duration of the applicable notice period.

7. MISCELLANEOUS

(a)     The Group Company Secretary is Ralph Gordon Barber, FCIS.

(b) The Qualified Accountant of the Company is Douglas Jardine Flint, Group Finance Director, CBE, CA FCMA PMD (Harvard).

(c) The registered office of the Company is at 8 Canada Square, London E14 5HQ, United Kingdom.

(d) The English text of this circular shall prevail over the Chinese text, in the case of any inconsistency.


8.      COPIES OF THE CIRCULAR

        Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of its availability on HSBC's website. To receive future notifications of the availability of a corporate communication on HSBC's website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you received a notification of the availability of this document on HSBC's website and would like to receive a printed copy, or would like to receive future corporate communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

        Further copies of this circular and a Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.



       Principal Register                         Hong Kong Overseas Branch Register               Bermuda Overseas Branch Register
       Computershare Investor                     Computershare Hong Kong                          Corporate Shareholder Services
         Services PLC                               Investor Services Limited                      The Bank of Bermuda Limited
       PO Box 1064                                Hopewell Centre                                  6 Front Street
       The Pavilions                              Rooms 1806-1807, 18th Floor                      Hamilton HM 11
       Bridgwater Road                            183 Queen's Road East                            Bermuda
       Bristol BS99 3FA                           Wan Chai
       United Kingdom                             Hong Kong






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  21 September, 2007